Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-164484

Dated June 9, 2011

Ryerson Holding Corporation

Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-164484) filed by Ryerson Holding Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2010 (as amended, the “Preliminary Prospectus”).

The article attached as Exhibit A was published by American Metal Market on June 6, 2011.

The article was not prepared by or reviewed by the Company or any other participant in the offering described in the Preliminary Prospectus prior to its publication. The publisher of the article is not affiliated with the Company and the Company made no payment and gave no consideration and is not going to give consideration to the publisher in connection with the publication of this article or any other articles published by this publisher concerning the Company. Statements in this article that are not attributed directly to Terence R. Rogers, Chief Financial Officer of the Company, or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

The Company believes that the following information is necessary or appropriate to correct information included in the attached article:

•	In the article attached hereto, the reference to “Ryerson Inc.” should be a reference to “Ryerson Holding Corporation.”

•

In the article attached hereto, the author states that “Ryerson’s parent, Los Angeles-based Platinum Equity Advisors LLC, would not sell its own shares-it currently owns 99 percent of Ryerson-but the offering of new stock would dilute Platinum’s stake to about 66 percent.” The reference to Platinum’s dilution to 66% was derived from a prior draft of the Preliminary Prospectus that was filed with the SEC more than one year ago and prior to the Company’s decision not to pursue an offering in 2010. In connection with the Company’s recent decision to reengage the SEC on the Preliminary Prospectus, it has since amended that Preliminary Prospectus to delete the reference and cannot determine Platinum’s stake in the Company after giving effect to the currently proposed offering at this time.

•

In the article attached hereto, the author states that “Investors also might have been hesitant based on the company’s 2009 loss of $190.7 million on revenue that plunged 42.2 percent to $3.07 billion from a year earlier. Ryerson also lost $104 million last year, but its first-quarter 2011 loss fell to $1.7 million from $14.7 million in the first three months of 2010 as revenue grew 36.5 percent to nearly $1.19 billion.” The reference to “42.2 percent” should be a reference to “42.3 percent” and the reference to “36.5 percent” should be a reference to “36.2 percent.”

•

In the article attached hereto, the author states that “Proceeds would be used to redeem the company’s $483 million in loans due 2015, according to the latest SEC filing.” The reference to “$483 million in loans” should be a reference to “$483 million in notes (at maturity).”

•

In the article attached hereto, the author states that “The company made four strategic acquisitions last year-Texas Steel Processing Inc. and SFI-Gray Steel Inc., both in Houston; Cutting Edge Metal Processing Inc., Mobile, Ala.; and Singer Steel Co., Streetsboro, Ohio-and is looking for other such opportunities, Rogers said.” The author derived this information from the Preliminary Prospectus, not Mr. Rogers, and Singer Steel Co. was acquired in 2011, not 2010. In addition, the acquisition relating to Cutting Edge Metal Processing Inc. was an asset purchase of certain assets being sold out of bankruptcy.

Forward-Looking Statements

The article attached hereto may contain “forward-looking statements.” Such statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in the Preliminary Prospectus under “Risk Factors” and the caption “Industry and Operating Trends” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the Preliminary Prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the article or to reflect the occurrence of unanticipated events.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

EXHIBIT A

(AMM) Ryerson lays the groundwork for IPO

METBNA0020110607e7660000c

Corinna Petry

754 Words

6 June 2011

23:59 GMT

Metal Bulletin News Alert Service

English

(c) 2011 Metal Bulletin Limited. All Rights Reserved.

International metals distributor Ryerson Inc. and its parent company, an equity firm, haven’t given up on going public, despite their decision last year to pull Ryerson’s offering due to tremendous turbulence in the equity markets.

The company recently filed an 11th amendment to its original S-1 registration statement, in compliance with recommendations by the U.S. Securities and Exchange Commission (SEC), but the potential timing of an initial public offering (IPO) remains in flux, executive vice president and chief financial officer Terry Rogers told AMM Monday.

By filing a 10th amendment to the S-1 on April 19, Rogers said, Ryerson “announced we are in the process again of moving toward an IPO, subject to market conditions.” The latest amendment, filed May 26, incorporates the SEC’s suggested changes and “moves us closer to being administratively ready” for an IPO.

Ryerson’s parent, Los Angeles-based Platinum Equity Advisors LLC, would not sell its own shares-it currently owns 99 percent of Ryerson-but the offering of new stock would dilute Platinum’s stake to about 66 percent.

A share sale “would allow us to pay down some debt,” Rogers said. Proceeds would be used to redeem the company’s $483 million in loans due 2015, according to the latest SEC filing.

The next step in the process is to work with the underwriters-Bank of AmericaMerrill Lynch, Pierce, Fenner & Smith Inc. and JP Morgan Securities LLC-“to assess appropriate timing and valuation,” Rogers said. “There is no set-in-stone share price. That will play out at the time of the market (offering).”

The most recent SEC filing “doesn’t mean we will immediately launch (an IPO). We are just reiterating our intention. There’s no urgency. The timing is subject to the equity market,” he said.

Outside factors, like Greece’s sovereign debt crisis, could have a greater impact on the company’s IPO plans than, for example, the improving financial health and growth prospects of Ryerson itself, Rogers said. “It is frustrating to recognize how broad the impacts on equity markets, like sovereign debt in Greece,” have become.

In May 2010, Ryerson was just hours from going public when the offer was pulled. “The conditions weren’t there for us to support a deal,” Rogers said at the time. Indeed, the Dow Jones Industrial Average took a

1,000-point nosedive before closing down almost 350 points the day before Ryerson canceled its IPO.

Investors also might have been hesitant based on the company’s 2009 loss of $190.7 million on revenue that plunged 42.2 percent to $3.07 billion from a year earlier. Ryerson also lost $104 million last year, but its first-quarter 2011 loss fell to $1.7 million from $14.7 million in the first three months of 2010 as revenue grew 36.5 percent to nearly $1.19 billion.

The company made four strategic acquisitions last year-Texas Steel Processing Inc. and SFI-Gray Steel Inc., both in Houston; Cutting Edge Metal Processing Inc., Mobile, Ala.; and Singer Steel Co., Streetsboro, Ohio-and is looking for other such opportunities, Rogers said.

“All four of those played out as well as or better than expected,” he said, adding that he sees a strong interest in mergers and acquisitions in the service center market. “A lot of companies are interested in discussing their options with us. It will be critical for us to grow through acquisitions over time, and (Ryerson remains interested in) a higher deal flow in the smaller acquisitions we can bring in while addressing a specific end market or product category.”

There is typically a pickup in larger transactions as the market demonstrates that it is recovering, Rogers said.

“Looking back on larger deals, like when Reliance (Steel & Aluminum Co.) bought EMJ (Earle M. Jorgensen Co.), they’re done when the market is fairly strong,” he said. “When Ryerson bought Integris (a national aluminum distributor), we were coming out of the doldrums of the early 2000s.

“From a funding standpoint, we have no issues being able to fund acquisitions,” Rogers added.

The SEC filing shows Ryerson has $302 million available on its $1.35-billion credit facility. “We are buying inventory, funding China (operations) and opening new locations,” Rogers said.

Ryerson has 100 facilities in North America and eight in China. “The better we make this business, the more attractive it is to investors,” he said.